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March 14, 2014

Filed via EDGAR

John Reynolds, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Hispanica International Delights of America, Inc.
                     Amendment to Registration Statement on Form S-1
                     Filed February 19, 2014
                     File No. 333-190788

Dear Mr. Reynolds:

On behalf of Hispanica International Delights of America, Inc., Commission File Number 333-190788 (hereinafter "the Company"), in accordance with your letter dated March 5, 2014, state as follows:

Cover page

Comment 1.  We note your cover page indicates that the “offering period will end one hundred eighty (180) days from the effective date ….” We also note that you have revised your cover page to indicate that “our President intends to offer our shares to friends, family members, and business acquaintances for a period of 18 months from the effective date of this prospectus.” Please revise your disclosure throughout the prospectus to clearly indicate the duration of the offering.

Response 1.   We have now concluded - 180 days changed on page iii, which is consistent throughout the document.

 Risk Factors, page 5

We are seeking additional financing to initiate distribution of Hispanic and Ethnic food and beverage products …, page 8

Comment 2.    We note your statement that you will need additional capital to purchase finished goods to distribute. Please revise to clarify the “finished goods” the company will purchase with the additional capital.

Response 2.   We define finished goods as products produced and manufactured by third parties that are ready for resale to other distributors and/or retailers directly.   (Refered to in the industry as DSD)  See page 8.

Use of Proceeds, page 13

Comment 3.   We note your response to comment 9 of our letter dated January 31, 2014; however, we do not see the revised disclosure. Please revise your use of proceeds discussion to address the use of proceeds on a net basis after expenses are deducted.

Response 3.  Comment noted and the following statement has been added on pages 13 and 14 under Use of Proceeds: The gross proceeds now show the explicit reduction of $15,000 related to the offering.  Adminstrative expenses have been reduced by $15,000.  See the table on page 15 as well.

Comment 4.   We note your response to comment 11 of our letter dated January 31, 2014 that “the company has not negotiated with any business to acquire, and it is only in the initial stages of identifying candidates it can negotiate with on the terms and prices of assets that may be acquired ….” We also note your disclosure in the Business section that “HIDA has a Letter of Intent (LOI) to acquire assets from a company called Pride Bakery Dist. in Van Nuys, California.” We reissue comment 11. Please revise your disclosure in response to comment 11 of our letter dated January 31, 2014 specifically addressing Instruction 6 to Item 504. We may have further comment.

Response 4.  Comment noted, and the following statement has been added to page 14 and rephrased on page 23 " HIDA is negotiating, but has not finalized terms yet, for assets such as Established Delivery Routes, Vehicles, Sales Personnel, and Distribution Agreements of other Packaged Food Brands which will increase its channels of distribution after financing. HIDA has a Letter of Intent (LOI) to acquire certain assets from a company called Pacific Pride Bakery Dist. in Van Nuys, California. Pacific Pride is the “distribution” for third party bread brands into retail and institutional accounts (i.e. schools and municipalities) ."

Comment 5.   Please revise to indicate the anticipated amount of capital expenditures for the noted purposes as described in footnote c. Also revise your disclosure to indicate the nature of the businesses to be sought and the status of any negotiations.

Response 5.  We note your comment and we restate that we have indicated the amount of capital expenditures on page 14 under 75% and 100%.

Business of Issuer, page 21

Comment 6.   We note your response to comment 16 that the company will distribute “Gran Nevada 16oz glass beverage products ….” Please revise to address the Gran Nevada products that the company plans on distributing in California and Texas.

Response 6.  We Comment Noted and the following statement has been added to page 21 under subheading Business of Issuer, "Pursuant to the non-exclusive distribution agreement, the Company has the right to distribute Gran Nevada 16oz Glass beverage products (such as Mango, Guava, Tamarind, Hibiscus, Pineapple, and Limeade Juices and Nectars) in North America with a focus on California and Texas. "

Comment 7.   We note your response to comment 17 and we reissue the comment. Please revise your disclosure to state whether the company will be manufacturing the Gran Nevada line of beverages in addition to distributing those beverages.

Response 7.  Comment noted and we took out the following:  "Though the Company is currently working on adding more products to distribute.  The terms of such agreements will be disclosed once Distribution Agreements are signed. Such products will be in other categories besides the beverage space." and replaced it with; " HIDA does not manufacture the Grand Nevada product line nor any other products.  HIDA is only a distributor ."  under Business Growths Objectives on page 24.

Competition, page 26

Comment 8.   We note your response to comment 18 and we reissue the comment. Please revise to clearly address whether the company currently has any products besides the Gran Nevada beverages.

Response 8.  Comment noted, and the following statement has been added on page 26: “ After signing a distribution Agreement with Gran Nevada, HIDA is negotiating with Racor, LLC to distribute the Racor line of products, including Tamal De Elote, Maranon, Horchata De Moro, and Cebada from El Salvador in the United States .”  No distribution Agreement has been signed as of this filing.

Management’s Discussion and Analysis or Plan of Operation, page 27

Plan of Operation, page 27

Comment 9.   We note your statement that “if the maximum offering of $500,000 is complete, the Company estimates the funds will last 12 months, however we will require additional capital beyond the proceeds raised in this offering to reach growth objectives.” We also note your statement in the Use of Proceeds section that “we do not forsee any material amounts of other funds necessary to accomplish our specific purposes other than what we have designated in the percentages and amounts below.” Please revise your disclosure to reconcile your statements.

Response 9.  Comment Noted and the following statement was inserted on Page 13 under Use Of Proceeds: “ We must raise cash to implement our project and begin our operations. If the maximum offering of $500,000 is complete, the Company estimates the funds will last 12 months, however we will require additional capital beyond the proceeds raised in this offering to reach growth objectives."

Executive Compensation, page 29

Comment 10.   Please revise the introductory paragraph to indicate that the table reflects all compensation during the fiscal year 2013.

Response 10.  We have made the changes.

Comment 11.   Please revise the Summary Compensation Table to have the Total column include the amounts in the All Other Compensation column.

Response 11.  We have made the correction.

Certain Relationships and Related Transactions, page 32

Comment 12.   We note your response to comment 23. Please revise to indicate in this section the amount of consideration paid by the officers and directors for the founder’s shares.

Response 12.  The disclosure now states on page 32 under Certain Relations and Related Transactions:
"The Chairman & CEO of HIDA, Mr. Fernando “Oswaldo” Leonzo….. consisting of 3,500,000 common shares for which he paid $7,000 or $0.002 per share. And…..”Of these individuals only Mr. Gunther owns at least 5% in HIDA consisting of 600,000 common shares for which he paid $1,200 or $0.002 per share ”. Additionally we added the following statement as well, “ The Chief Legal Officer and Director of HIDA, attorney Jerry Gruenbaum, owns no shares in GN nor is he affiliated with GN in any capacity, owns 2% in HIDA consisting of 200,000 common shares for which he paid $400 or $0.002 per share .”

Comment 13.   We note your response to comment 24 that the “preferred shares were compensation for services previously rendered.” Revise your disclosure in this section to clearly indicate the value of the services rendered as consideration for the issuance of the preferred shares to the founders.

Response 13.  The disclosure now states on page 32 under Certain Relations and Related Transactions:
"The Chairman & CEO of HIDA, Mr. Fernando “Oswaldo” Leonzo….. and 600,000 preferred shares valued at $600 which he received for services rendered to the Company ”.  And…..”Of these individuals only Mr. Gunther owns…. and 300,000 preferred shares valued at $300 which he received for services rendered to the Company . ” Additionally we added the following statement as well, “ The Chief Legal Officer and Director of HIDA, attorney Jerry Gruenbaum…and 100,000 preferred shares valued at $100 which he received for services rendered to the Company .”

Comment 14.   We note your response to comment 26. The comment refers to Item 404(a) of Regulation S-K, not the Sarbanes-Oxley Act. Please revise your disclosure to provide the information required by Item 404(a) of Regulation S-K regarding the $7,500 loan payable and that the company’s offices are leased from the Chairman and CEO. Please note that Item 404(d) or Regulation S-K modifies the transaction amounts for a smaller reporting company.

Response 14.  Comment noted. Loan payable is on F-8 of the financial statements under sub heading Note 2, and the repayment of loan is on page F-11 of the financial statements under Liabilities. The repayment for this loan is also stated on page 32, under sub heading Conflict of Interest. In response to the company offices being leased from the chairman and CEO, please refer to page F-19 note 4 of the financials, under sub heading, Commitments & Contingencies.

Comment 15.   We note your response to comment 27. Subsection (c) of Item 404 of Regulation S-K regarding promoters is not conditioned on the requirements of subsection (a) which addresses transactions with related persons. Please revise to provide the disclosure required by Item 404(c) of Regulation S-K or advise why the Item 404(c) disclosure is not required.

Response 15.  Comment Noted and we have a further disclosure on page 32 under Sub Heading Conflict of Interest.

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire
Chief Legal Officer, Secretary, Director

cc:     David Link